UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No.)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

TITAN PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

888314606

(CUSIP Number)

Choong Choon Hau

No. 23 Lorong Terubong Ria 2, Paya Terubong

Geroge Town, N8 11060

6013 597 3993

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 888314606

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Choong Choon Hau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
3,747,968
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
3,747,968
	10	SHARED DISPOSITIVE POWER:
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,747,968
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.95%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Percentage ownership is determined based on shares owned together with securities exercisable or convertible into shares of common stock within 60 days of the date of this statement, for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Furthermore, the percentages set forth in this column are based on 15,016,295 shares of the Issuer’s common stock issued and outstanding as of June 21, 2023.

Explanatory Note

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is the 3,747,968 shares of common stock, $0.001 par value, (the “Shares”) of Titan Pharmaceuticals, Inc., a Delaware Corporation (the “Issuer”). The principal offices of the Issuer are located at 400 Oyster Point Blvd., Suite 505, South San Francisco, California 94080.

Item 2. Identity and Background

(a) This statement is being filed by Mr. Choong Choon Hau (the “Reporting Person”.)

(b) Mr. Choon’s business address is Emerald Heights 23 Lrg Terubong Ria 2, Paya Terubong, 11060 Pulau Pinang.

(c) Mr. Choon’s present principal occupation is Chief Executive Officer of Black Knight BPO Sdn Bhd at 9-1, 9th Floor, Wisma Penang Garden, 42, Jalan Sultan Ahmad Shah, 10050 George Town, Pulau Pinang, Malaysia.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Choon is a citizen of Malaysia.

Item 3. Source and Amount of Funds or Other Considerations

All Shares were purchased with the Reporting Person’s personal funds, pursuant to a share transfer agreement dated June 21, 2023. The aggregate purchase price of the shares was $4,000,000, excluding other fee and commission.

Item 4. Purpose of Transaction

The Reporting Person purchased the Shares based on the Reporting Person’s belief that the Shares, when purchased, represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to the investment in the Issuer as he deems appropriate including, without limitation, engaging in additional communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Person’s investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of the Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 3,747,968 shares or 24.95% of the Issuer’s common stock.

(b)	Mr. Choon is deemed to hold sole voting and dispositive power over 3,747,968 shares of common stock of the Issuer.

(c)	Other than the acquisition of the 3,747,968 shares of the Issuer by Mr. Choon, he has not been involved in any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D

(d)	To the best knowledge of the Reporting Person, except as set forth in this Schedule 13D, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 3,747,968 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 21, 2023, the Reporting Person entered into and closed a Share Transfer Agreement with David E. Lazar, pursuant to which the Reporting Person acquired the 3,747,968 shares of the Issuer from David E. Lazar. The foregoing description of the Share Transfer Agreement is qualified in its entirety by reference to the full text of the Share Transfer Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. Other than as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Share Transfer Agreement dated June 21, 2023

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2023	/s/ Choong Choon Hau
	Name:	Choong Choon Hau